OMB APPROVAL
                                                   =============================
                                                   OMB Number: 3235-0116
                                                   =============================
                                                   Expires: July 31, 2008
                                                   =============================
                                                   Estimated average burden
                                                   hours per response: 6.20
                                                   =============================




                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of September, 2005

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                  330 Humberline Drive Toronto, Ontario M9W 1R5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-K:

Press Release, September 14, 2005

Press Release, September 14, 2005

Management's Discussion and Analysis
Three and nine months ended July 31, 2005

Consolidated Interim Financial Statements
Three and nine months ended July 31, 2005 and July 31, 2004

Certification of Interim Filings - Henry Schnurbach

Certification of Interim Filings - Victor D'Souza

Press Release, September 14, 2005

          POLYAIR INTER PACK INC. ANNOUNCES 2005 THIRD QUARTER RESULTS
                       AND EXTENSION OF LENDING AGREEMENT

TORONTO, September 14, 2005 - Polyair Inter Pack Inc. (TSE/AMEX: PPK) reported a net loss of $2.9 million or $0.44 per diluted share on sales of $51.5 million for the quarter ended July 31, 2005, compared with net income of $0.7 million or $0.10 per diluted share on sales of $56.8 million for the third quarter of 2004.

--------------------------------------------------------------------------------------------------------------------
All amounts are expressed in thousands of U.S. dollars, except for number of shares outstanding and per share amounts.
                                            3 Months Ended                           9 Months Ended
                                         July 31      July 31        %            July 31      July 31       %
                                          2005          2004         Change         2005        2004       Change
                                      ---------------------------               ------------------------------------
Sales
Packaging Products                          $27,809      $27,002        3%           $85,360     $75,645        13%
Pool Products                                23,722       29,771      -20%            66,254      72,657        -9%
                                      ---------------------------               -------------------------
Total Sales                                  51,531       56,773       -9%           151,614     148,302         2%

Earnings (loss) before Interest,             (2,292)       3,796                      (3,097)      8,380
Taxes, Depreciation
and Amortization (EBITDA)*

Net (loss)                                  ($2,893)        $672                     ($7,306)     $1,081

Weighted average number of shares outstanding
(in milions)            - Basic                 6.8          6.1                         6.6         6.1
                        - Diluted               6.8          7.2                         6.6         7.0

Net (loss) per share
                        - Basic              ($0.44)       $0.10                      ($1.12)      $0.16
                        - Diluted            ($0.44)       $0.09                      ($1.12)      $0.14

--------------------------------------------------------------------------------
* EBITDA is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that EBITDA should not be considered as an alternative to net income or loss or cash from operating activities as an indicator of the Company's performance or cash flows. EBITDA, as calculated by the Company, is net income or loss before extraordinary items, net interest expenses and other, depreciation and amortization, and income taxes. Full interim financial statements along with Management's Discussion and Analysis can be obtained from SEDAR (www.sedar.com) and the Company's web site at www.polyair.com
-------------------------------------------------------------------------------

Commenting on the Company's position, Henry Schnurbach, President and Chief Executive Officer, stated: "We have previously reported that the accumulated losses and more specifically in the pool division had resulted in the Company not being in compliance with certain financial covenants in its lending agreements. We are pleased to report that our lenders in principle have amended the Company's loan agreement to address the covenant defaults. The lenders have also agreed in principle to extend the current operating loan agreement, which expires on November 1, 2005, for three years and provide an additional five million dollar working capital line until February 28, 2006. The Company is also considering the sale of certain of its real estate and other non packaging assets with a view to concentrate its management and capital resources.

The Packaging Group's revenues grew in the quarter, primarily as a result of increases in selling prices. The unit volume in several core product lines decreased, in part as a result of softening demand in the market. The unexpected temporary slowing of demand affected the Company's overhead recoveries, and combined with higher freight costs to decrease margins in the quarter.

Competitive pressures and the high inventory levels at its customer base continued to adversely affect the Pool Division and resulted in lower than anticipated sales revenues in May and early June. Even though good weather persisted through June and July, marginal benefits did not surface until late July. Weak sales, a strong Canadian dollar, high raw material prices and fuel surcharges contributed to the disappointing quarter in the Pool Division. Management has taken further steps to decrease costs, including the closure of a manufacturing facility and sales office. The costs associated with the reduction of these facilities and staff have been accounted for in the third quarter. The Company is developing an operating plan, which it anticipates will increase sales volumes and decrease costs. This plan will focus on product rationalization, new product introduction and product cost reduction."


Conference Call
The Company will host a conference call on Wednesday, September 14, 2005 at 4:00pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the results to join the call by dialing 1-800-569-5033 in the U.S. and Canada. International participants may access the call by dialing 1-719-457-2653. A replay will be available for one week following the call by dialing 1-888-203-1112 (U.S. and Canada) or 1-719-457-0820 (International) and entering access code 1078140 when prompted.

Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging and Cantar Pool Products divisions manufactures and distributes a wide range of protective packaging products and swimming pool products. These products are sold to distributors and retailers across North America. The company operates eleven manufacturing facilities, seven of which are in the US where it generates the majority of its sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".


Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.


For further information contact:
Wendy Smith
Shareholder Administrator
Phone: (416) 679-6591
Email: wsmith@polyair.com

Press Release, September 14, 2005

                         REVISED CONFERENCE CALL NUMBER

The number previously issued for U.S. and Canada conference call has been changed from 1-800-569-5033 to 1-888-569-5033.


Conference Call
The Company will host a conference call on Wednesday, September 14, 2005 at 4:00pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the results to join the call by dialing 1-888-569-5033 in the U.S. and Canada. International participants may access the call by dialing 1-719-457-2653. A replay will be available for one week following the call by dialing 1-888-203-1112 (U.S. and Canada) or 1-719-457-0820 (International) and entering access code 1078140 when prompted.

Polyair Inter Pack Inc. (www. Polyair.com) in its Polyair Packaging and Cantar Pool Products divisions manufactures and distributes a wide range of protective packaging products and swimming pool products. These products are sold to distributors and retailers across North America. The company operates eleven manufacturing facilities, seven of which are in the US where it generates the majority of its sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".


Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc. In addition, Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.


For further information contact:
Wendy Smith
Shareholder Administrator
Phone: (416) 679-6591
Email: wsmith@polyair.com

Management's Discussion and Analysis
Three and nine months ended July 31, 2005

Polyair Inter Pack Inc.
Three and Nine months ended July 31st , 2005
Management's Discussion and Analysis
This following management's discussion and analysis ("MD&A") contains a review of the financial conditions, results of operations, liquidity and capital resources of Polyair Inter Pack's (the "Company") for the three and nine months ended July 31, 2005. It also provides an update on other aspects covered in detail in the 2004 annual MD&A, such as the Company's business, its development strategy, business risks that the Company faces, and critical accounting estimates. This MD&A should be read in conjunction with the Company's July 31, 2005 unaudited third quarter financial statements and the 2004 annual MD&A. The Company's unaudited, quarterly financial results for the reporting periods ended 2005 and 2004 can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. The Company's Annual Information Form for the year ended October 31, 2004 and October 31, 2003 can also be accessed on SEDAR (www.sedar.com). This report contains information that will enable a better understanding of the Company's financial statements and should be read in conjunction with these documents.

In this document and in the Company's financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the financial statements and this MD&A are expressed in US dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements are based on current expectations of management and involve risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The forward-looking statements contained herein are based on information available as of September 14, 2005. Polyair Inter Pack Inc. expressly disclaims any obligation to publicly update or alter any forward-looking statements contained herein.

The Company
Polyair Inter Pack Inc. ("Polyair" or the "Company") manufactures products for the protective packaging and the swimming pool industries. The Packaging Division sells its products to distributors and retailers in North America who service a wide variety of end users. The Pool Division serves leading distributors and retailers in Canada and the US and it exports, on an annual basis, approximately 18% of its products outside of North America.

The Packaging Division manufactures most its products in two Canadian and seven US factories and it has continually invested in improving its manufacturing technology and capacity to meet the demands of its customers. Product development is focussed on meeting customer needs and the Company performs product development both in-house and through joint ventures and licensing arrangements. Sales of protective packaging materials are fairly evenly spread out throughout the year.

The Pool Division sells above ground pools, pumps, filters and accessories including solar covers, protective covers and pool liners. Prior to 2003, the Pool Division concentrated on pool accessories. In May 2003, the Company acquired the assets of Atlantic/Jacuzzi business and expanded into the manufacturing and distribution of above ground pools and pool equipment such as pumps and filters. This acquisition also expanded the Company's sales reach into the European market for above ground pools. The Pool Division prior to July 31, 2005, manufactured the majority of its products at two Canadian production facilities. Subsequent to the quarter end, as part of an initiative to improve the profitability of this division management has consolidated production into one Canadian facility. The division also sources certain pool accessory products from the Packaging Division.

Additional information on the Company's sales, raw materials used in production, business strategy, product pricing and a discussion of how Management measures performance can be found in the 2004 annual MD&A. The results of operations for the third quarter and nine months of 2005 are reviewed below.

Third quarter and nine months ended July 31, 2005 -
Review of consolidated operating results

Sales by Division

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )     3 months      %      3 months       %       9 months      %      9 months      %
                         ended     Sales      ended      Sales       ended     Sales      ended     Sales
                       July 31,             July 31,               July 31,             July 31,
                          2005                 2004                   2005                 2004
                      ------------         ------------           ------------         ------------
Packaging Division       $ 27,809   54%       $ 27,002   48%         $ 85,360   56%       $ 75,645   51%
Pool Division              23,722   46%         29,771   52%           66,254   44%         72,657   49%
                      ------------         ------------           ------------         ------------
                         $ 51,531   100%      $ 56,773  100%        $ 151,614   100%     $ 148,302  100%
                      ============         ============           ============         ============

-----------------------------------------------------------------------------------------------------------

Three months ended July 31, 2005
Packaging sales in the third quarter of 2005 increased by $0.8 million, or 3% over the corresponding period from 2004. The strengthening Canadian dollar relative to the US dollar accounted for $0.5 million of this increase in sales. Price increases that were announced in June 2004, November 2004 and January 2005 have taken effect and have largely helped offset resin cost increases in the same period. The Company has been successful in increasing unit shipments of its mailer and insulation product lines. However, shipments of its core product lines have declined on a year over year basis. Management believes that these lower volumes are a result of lower demand for the Company's manufactured products, and the Company's competitive pricing strategy. The Company is continuing to expand its presence in the retail sector and has been successful in initiating relationships with several new customers which management believes should result in volume growth over the coming year.

Pool products sales in the third quarter of 2005 decreased by $6.0 million, or 20% over the corresponding period from 2004. The Pool Division sold approximately 18% of its total revenues in Canada in the quarter. The abovementioned decrease in sales was offset by a $0.6 million increase in revenues as a result of the increased value of the Canadian dollar. The decline in sales was experienced across all product lines, and is a result of the loss of several customers which management attributes to the implementation of selling price increases for the Pool Division's 2005 season and the Company's belief that demand for its products was affected by inventory carried from the prior year by pool distributors. Approximately $1 million of the sales decline this quarter compared with the same quarter last year is attributed to the Company's decision to stop production and sale of its splasher pools and automatic pool cover product lines due to low margins. In addition, sales declined by $0.5 million as a result of higher volume rebates to some customers due to competitive pricing pressures.

Nine months ended July 31, 2005
Packaging sales in the first nine months of 2005 increased by $9.7 million, or 13% over the corresponding period from 2004. The strengthening Canadian dollar relative to the US dollar contributed $1.2 million of this increase.

Price increases coupled with growing demand in the mailer, Airspace film, foam and insulation product lines have contributed to sales growth. Although the Company experienced volume growth in the early part of 2005 compared to 2004, unit shipments declined in the third quarter of 2005 as a result of weaker customer demand and competitive pricing pressures.

The Company's sales of cross linked foam, manufactured by its subsidiary, PXL Cross Linked Foam Corporation, grew by $0.5 million, or 38%, in the first nine months of 2005 over the corresponding period from 2004. The Company's sales of Insulated Concrete Forms sold to the construction industry, manufactured by its subsidiary, PSC Moulding Corporation, increased by $0.4 million, or 10%, in sales in the first nine months of 2005 over the corresponding period from 2004, of which $0.3 million of this increase resulted from the strengthening Canadian dollar in 2005 as PSC sells most of its products in Canadian dollars.

Pool sales in the first nine months of 2005 decreased by $8.5 million, or 12% over the corresponding period from 2004 as unit shipments declined for the reasons mentioned above. This decline was partially offset by a $2.1 million increase in reported sales as a result of the stronger Canadian dollar resulting in a net sales decline of $6.4 million or 9% for the nine months of 2005 compared to the same period last year.

In 2005 the Company ceased production and incurred significantly lower sales of splasher pools and automatic pool covers due to poor product margins and this accounted for $2.4 million of the lower sales reported above. Higher volume rebates to some customers contributed to the reduction of $1.1 million in sales in the first nine months of 2005 compared with the same period from last year.

Pool sales during the peak months of March to June were lower in 2005 than during 2004 due to excess inventory that was left in the supply chain from the prior year. Hot weather in late June and into July has helped reduce dealer inventories and the Company experienced a stronger July this year compared to last year.

Geographic distribution of revenues

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )    3 months      %      3 months        %       9 months      %      9 months      %
                        ended     Sales      ended       Sales       ended     Sales      ended     Sales
                      July 31,             July 31,                July 31,             July 31,
                         2005                 2004                    2005                 2004
                     ------------         ------------            ------------         ------------
United states           $ 38,145   74%       $ 41,729   74%         $ 108,135   71%      $ 106,661   72%
Canada                    10,027   19%         10,165   18%            31,371   21%         29,315   20%
Europe                     3,359    7%          4,879   8%             12,108    8%         12,326   8%
                     ------------         ------------            ------------         ------------
Total                   $ 51,531   100%      $ 56,773  100%         $ 151,614   100%     $ 148,302  100%
                     ============         ============            ============         ============

-----------------------------------------------------------------------------------------------------------


Three months ended July 31, 2005
The $3.6 million, or 9%, decrease in sales in the United States in the quarter over the same period from last year is primarily due to reduced sales in the Pool Division. Pool product sales in United States in the third quarter of 2005 compared to the same period last year declined by $4.5 million or 23%, partially due to the previously mentioned loss of customers and inventory left over in the supply chain from the previous year.

Canadian sales in the quarter remained relatively consistent with those in the third quarter of 2004. Canadian Pool sales declined by $0.7 million due to continuing price pressures. This decline was offset by a $0.8 million increase as a result of a stronger Canadian dollar.

Sales outside of North America consist primarily of above ground pools, a product line and customer base the Company acquired as a result of the Atlantic/Jacuzzi asset purchase in May 2003. Sales in Europe for the third quarter of 2005 were $1.5 million or 31% lower than the corresponding period in 2004 as the Company shipped more of its export sales in the first quarter of the year, whereas in 2004 these shipments were delayed as a result of the relocation of the manufacturing facility immediately after the Atlantic/Jacuzzi acquisition.

Nine months ended July 31, 2005
The $1.5 million increase in sales in United States in the first nine months of 2005 compared to the first nine months of 2004 is primarily due to growth in the Packaging Division sales. Pool product sales in United States in the first nine months of 2005 compared to the same period last year declined by $6.4 million, partially due to the loss of a significant pool customer. In addition, distributors in the United States had higher levels of inventory on hand from the prior year.

The stronger Canadian dollar relative to the US dollar contributed an increase in Canadian sales of $2.4 million in the first nine months of 2005 compared to the same period last year. Offsetting this increase were lower pool sales in Canada primarily due to the loss of a number of large pool customers and generally weaker demand for pool products as the supply chain was full with inventory remaining from 2004.

Sales in Europe for the first nine months of 2005 were relatively consistent with those in the first nine months of 2004. Sales are not expected to increase in 2006 as indications are that there was significant inventory remaining in the supply chain in Europe at the end of the 2005 pool season.

Gross profit

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )    3 months      %      3 months        %       9 months      %      9 months      %
                        ended     Sales      ended       Sales       ended     Sales      ended     Sales
                      July 31,             July 31,                July 31,             July 31,
                         2005                 2004                    2005                 2004
                     ------------         ------------            ------------         ------------
Gross profit*           4,235      8%       10,284        18%       16,276      11%       26,784     18%

------------------------------------------------------------------------------------------------------------

* Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net income (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. Gross profit is net income (loss) before selling, general and administrative expenses, net interest expenses and other, non-controlling interest, and income taxes.

Three months ended July 31, 2005
Gross profit as a percent of sales declined to 8% in the third quarter of 2005 from 18% in the third quarter of 2004. Most of this decline was due to a significant deterioration in the Pool Division's gross margins.

In the Packaging Division, the higher costs of polyethylene resin, a major raw material, have been substantially mitigated with previously announced selling price increases. Margins were negatively impacted however by higher factory indirect labor costs and reduced overhead absorption resulting from the previously noted lower sales volume of bubble and foam product lines. Higher fuel costs resulted in increased freight costs and reduced gross margins by $0.7 million.

Gross profit in the Pool Division declined significantly in the third quarter of 2005 compared to 2004 for the following reasons:

     > In sales of above-ground pools, the price of steel, a major raw material component, increased by 34% in fiscal 2004. The third quarter of 2005 was highly affected by this cost increase, as steel is the primary component in pools and approximately 25% of pools are sold in the third quarter. The Company was unable to increase selling prices of pools to compensate for this cost increase. Consequently, the gross profit was reduced by $1million in the Pool Division in the quarter compared with the third quarter of 2004.

     > Reduced by higher overhead costs of $1.0 million that were incurred in the manufacture of inventory during 2004 which was sold in the third quarter of 2005. Overhead absorption also decreased in the quarter as compared to the same period last year due to the $6.6 million of lower sales this year.

     > Reduced by $0.8 million due to the strengthening Canadian dollar relative to the US dollar from the previous year, as the Company maintains significant operations in Canada but sells a significant portion of its products in the US.

     > Reduced by $0.4 million for an increase in a product recall provision and an increase in the provision for slow moving and obsolete inventory. The Company has put in place programs to sell its slow moving and obsolete inventory and was successful in moving some of this inventory in the third quarter and expects further reduction in future quarters.


Management is taking steps to reduce the level of overhead and administration costs in the Pool Division. Subsequent to July 31, 2005, the Company closed its manufacturing operations in Montreal and transferred all remaining production to its Toronto plant. Further cost reductions in personnel were realized in the administrative areas. Severance costs of $0.3 million were accrued as at July 31, 2005 in anticipation of these reductions.

Nine months ended July 31, 2005
Gross profit as a percentage of sales declined to 11% in the first nine months of 2005 from 18% in the first nine months of 2004. Packaging Division margins declined by $1.2 million from 2004 as a result of higher labour costs to support a higher level of sales and non-recurring severance and recruitment costs. In addition, depreciation expense was higher by $0.7 million as a result of recent investments in airspace equipment. These increases were compounded by higher utilities due to the rising energy costs, and higher maintenance costs. Although the rising cost of resin, which increased by 42% year-to-date compared with the same nine month period in 2004 was substantially offset by price increases by the third quarter, margins in the first two quarters were adversely impacted by higher material costs.

The Pool Division's gross margins declined significantly due to the following factors:

     > In 2005 the higher price of steel, a significant raw material component in pools, resulted in reduced gross margins of $3 million.

     > Gross profit in the first nine months of the year was also reduced by higher overhead costs of $2.1 million which were incurred in the manufacture of inventory by the Pool Division in 2004. Overhead absorption also decreased in the nine-month period as compared to the same period last year due to the $8.5 million of lower sales this year.

     > Increased provisions of $1 million for a product recall and to write down slow moving and obsolete inventory.

     > Reduction of $1.8 million due to the strengthening Canadian dollar relative to the US dollar.


These decreases were partially offset by lower direct labour costs of $1.3 million, to reflect the reduced demand for pool products from 2004.



Selling, general and administrative expenses

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )            3 months     %    3 months      %       9 months     %     9 months     %
                                ended    Sales    ended     Sales       ended    Sales    ended     Sales
                              July 31,          July 31,              July 31,           July 31,
                                 2005              2004                  2005              2004
                              ----------        ----------           ------------       -----------
Selling                         $ 5,301   10%     $ 4,930    9%         $ 15,152  10%     $ 13,995   10%
General and administrative        2,888    6%       3,176    5%            9,896   7%        9,212   6%
                              ----------        ----------           ------------       -----------
                                $ 8,189   16%     $ 8,106   14%         $ 25,048  17%     $ 23,207   16%
                              ==========        ==========           ============       ===========
-----------------------------------------------------------------------------------------------------------

Selling, general and administrative (SG&A) expenses remained relatively steady at $8.2 million from the third quarter of 2004. SG&A costs increased by $0.2 million as a result of the strengthening Canadian dollar compared with the US dollar in 2005, as a significant portion of these costs are incurred in Canadian dollars. However, this increase was partially offset by a reduction in consulting and office costs.

In the nine months ending July 31, 2005, SG&A expenses increased by $1.8 million, or 1% of sales. Nine hundred thousand of this increase is due to the effect the stronger Canadian dollar has on SG&A costs incurred in Canadian dollars. The Company's reorganization of its management resulted in severance and recruiting costs of $0.4 million. These increases were partially offset by a reduction in rent, as the corporate group relocated from a leased facility to an owned manufacturing facility in Toronto this year and the lease was terminated in the fourth quarter of 2004.

Net interest expenses and other, incomes taxes

--------------------------------------------------------------------------------------------------------------
(In `000s of USD )                         3 months    %   3 months     %    9 months    %    9 months    %
                                            ended    Sales   ended    Sales    ended   Sales    ended   Sales
                                           July 31,        July 31,          July 31,         July 31,
                                             2005             2004              2005             2004
                                          -----------      ----------        ----------       ----------
Interest on debt                            $ 875     2%     $ 756      1%     $ 2,445    2%     $ 1,742  1%
Amortization of deferred                      102     0%        51      0%         216    0%         155  0%
       finacing costs
Unrealized foreign exchange loss (gain)      (162)    0%       350      1%         106    0%         350  0%
Non-controlling interest and other             (3)    0%      (230)     0%         189    0%        (472) 0%
                                          -----------       ----------        ----------       ----------
Total interest expense and other                 812  2%       927      2%       2,956    2%       1,775  1%
Income taxes (benefit)                        (1,873)          579              (4,422)             721

--------------------------------------------------------------------------------------------------------------


In the quarter, Net Interest expenses and Other expenses increased by $0.1 million. Higher interest rates and bank indebtedness and long-term debt that were 15% higher than the same quarter from 2004, which accounted for this increase.

For the nine-month period, Net Interest expenses and Other expenses increased by $1.2 million over the first nine months of 2004. Bank debt that was 19% higher than the first nine months of 2004, which accounted for the majority of this increase. Higher interest rate in 2005 resulted in an increase of $0.3 million in interest costs in the nine months ended July 31, 2005 compared to last year as the bank indebtedness and a significant portion of the long-term debt bears interest at variable rates.

For the quarter ended July 31, 2005, the unrealized foreign exchange gain of $0.2 million is a result of the effect of a weaker US dollar, relative to the Canadian dollar, on the inter company loan balances.

Included in Net Interest expense and other expenses is the amortization of deferred financing costs. These financing costs are associated with the Company's operating lending agreement, which comes due for renewal in November 2005 and will be fully amortized by the end of fiscal 2005.

Net income (loss) and earnings (loss) per share

-----------------------------------------------------------------------------------------------------------
(In `000s of USD )                               3 months         3 months        9 months      9 months
                                                   ended           ended            ended         ended
                                                 July 31,         July 31,        July 31,      July 31,
                                                    2005            2004             2005          2004
                                              -------------------------------------------------------------
Net (loss)/Income                                $ (2,893)          $ 672         $ (7,306)        $ 1,081
Convertible note charge                               (60)            (27)            (109)           (124)
-----------------------------------------------------------------------------------------------------------
Loss available to common shareholders            $ (2,953)          $ 645         $ (7,415)          $ 957

Weighted average number of common shares outstanding
           Basic                                6,770,638       6,146,774        6,607,617       6,140,427
           Diluted                              6,770,638       7,178,692        6,607,617       6,973,636
Net (loss)/Income per share
           Basic                                  $ (0.44)         $ 0.10          $ (1.12)         $ 0.16
           Diluted                                $ (0.44)         $ 0.09          $ (1.12)         $ 0.14

-----------------------------------------------------------------------------------------------------------


Net loss in the third quarter of 2005 was $2.9 million compared with income of $0.7 million in the third quarter of 2004. The higher loss stemmed from the reduction of $6 million in gross profit. These were offset by an income tax recovery of $1.9 million compared with tax expense of $0.6 million in the third quarter of 2004.

In the first nine months of 2005, net loss amounted to $7.4 million, compared with net income of $1.0 million in the corresponding period from 2004. The higher loss resulted from a reduction of $10.5 million in gross profit, higher selling, general and administrative expenses of $1.8 million, and higher interest and other expenses of $1.2 million. These were partially offset with an income tax recovery of $4.4 million in 2005.

Common shares outstanding increased in the third quarter of 2005 over the third quarter of 2004 primarily as a result of employees exercising stock options in the twelve months ended July 31, 2005. In the three months ended July 31, 2005, 28,100 options were exercised for proceeds of approximately $0.1 million.


Summary of quarterly results for third quarter 2005, fiscal years 2004 and fourth quarter of 2003

------------------------------------------------------------------------------------------------------------------------------------
(In 000's USD)
                                         2005 *                                       2004*                             2003*
                              --------------------------------   ---------    -----------------------------------     --------------
                                Q3           Q2         Q1             Q4           Q3        Q2          Q1                Q4
                              --------------------------------   ---------    -----------------------------------     --------------
Sales
       Pool products         $ 23,722    $ 29,836    $ 12,696       $ 14,413    $ 29,771   $ 31,172   $ 11,714          $ 12,647
       Packaging products      27,809      28,215      29,336         28,941      27,002     25,268     23,375            24,953
                             ---------------------------------      ------------------------------------------       --------------
Total sales                    51,531      58,051      42,032         43,354      56,773     56,440     35,089           37,600
(Loss) income before taxes
 and extraordinary gain        (4,766)     (2,445)     (4,517)        (2,846)      1,251      2,499     (1,948)           2,186
                             ---------------------------------      -------------------------------------------      --------------
Net (loss) income            $ (2,893)   $ (1,601)   $ (2,812)      $ (1,138)   $    672   $  1,522   $ (1,113)        $  1,513
                             =================================      ===========================================      ==============

Net (loss) income per share
       Basic                 $  (0.44)   $ (0.25)    $  (0.44)      $  (0.19)   $   0.10   $   0.24   $  (0.19)        $   0.24
       Diluted               $  (0.44)   $ (0.25)    $  (0.44)      $  (0.19)   $   0.09   $   0.21   $  (0.19)        $   0.19
                            -----------------------------------    ----------------------------------------------    ---------------

------------------------------------------------------------------------------------------------------------------------------------


*The reader is referred to the Company's 2004 MD&A and to the interim MD&A from the first and second quarters of 2005 for a review of quarterly earnings.



Related party transactions

During the quarter the Company paid $42 thousand under a consulting agreement that expires on July 1, 2009 to a company of which a director and officer is related to a director and significant shareholder of Polyair Inter Pack Inc.

As previously discussed in the Company's 2004 annual report the Company is party to a Put/Call agreement on a property that has industrial contamination with a company controlled by a director and significant shareholder. Conveyance of the property under this agreement is subject to the consent of the Company's lenders. As at July 31, 2005, the Company's lenders had not provided consent and management believes that this consent will not be forthcoming in fiscal 2005.

The Company's 2004 annual MD&A contains a description of all related party transactions that occurred during the year. Other than the events described above there were no further developments with respect to the related party transactions described in the Company's 2004 MD&A.



Liquidity and capital resources

(In '000s USD)

-----------------------------------------------------------------------------------------------------------------------------
CASH FLOW                                                 3 months ended   3 months ended     9 months ended   9 months ended
                                                          July 31, 2005     July 31, 2004     July 31, 2005    July 31, 2004
                                                         --------------    ---------------    ---------------   -------------
Cash flow from operations before changes                     $ (2,860)        $ 2,290            $ (3,785)        $ 5,845
in non-cash operating working capital
Changes in non-cash working capital                            32,303          14,304                 540         (12,941)
                                                             ---------        --------           ---------        --------

Cash flow from operating activities                            29,443          16,594              (3,245)         (7,096)
Net acquisitions of property, plant and equipment              (1,051)         (2,723)             (5,053)           (7,164)
                                                             ---------       ---------           ---------      ----------
Available cash flow *                                        $ 28,392        $ 13,871            $ (8,298)      $ (14,260)
-----------------------------------------------------------------------------------------------------------------------------


* Available cash flow is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Available cash flow should not be considered as an alternative to cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating Available cash flow may differ from other companies and may not be comparable to measures used by other companies. Available cash flow is cash flow from operating activities less acquisitions of property, plant and equipment.


Three months ended July 31, 2005
The Company's focus on improving the efficiency of its working capital has resulted in significant reductions in accounts receivables and inventory. The Company generated $29.4 million of cash from operations in the third quarter of 2005 compared with $16.6 million in the corresponding period of 2004, as the decrease in receivables and inventory in the quarter outweighed the net loss of $2.9 million and contributed approximately net $34.5 million to the cash flow from operations in the quarter. The decrease in accounts receivable was predominately in the Pool Division, as the Company collected its extended terms receivables and reduced its delinquent accounts.

Inventory in the third quarter decreased by $14.3 million from the year-end level and by $9.7 million from the same period last year. Pool inventories decreased by $6.8 million in the quarter compared with the third quarter of 2004 as a result of a reduction of purchasing and increased efforts to sell slow moving and obsolete inventory. Packaging inventories have also decreased by $6.6 million in the quarter compared with the third quarter of 2004 as a result of management initiatives to reduce inventory levels.

In the third quarter, the Company invested $1.1 million in purchases of property, plant and equipment of which $0.8 million was invested in the Packaging Division primarily for an expansion of production capacity and for the Airspace equipment.

The Company used the cash generated from operations to reduce the level of its bank indebtedness by $28.2 million in the quarter.

Stock based compensation expense of $0.1 million in the quarter was primarily related to the amortization of stock compensation costs incurred in previous years.

Nine months ended July 31, 2005
The Company used $3.2 million of cash in operations in the first nine months of 2005 compared with $7.1 million in the corresponding period of 2004. This decrease in the use of cash is a direct result of the reduction of inventory levels, which more than offset the losses in the period, and the reduction in payables. Accounts receivable increased from the 2004 year-end by $3.2 million, a modest increase compared to $8.5 million from this year over the same period in 2004 and is a result of improved accounts receivables collection in the Pool Division.

In the first nine months of 2005, the Company invested $5.1 million in new equipment, of which $4.3 million was invested in the Packaging Division primarily for an expansion of production capacity in the Toronto facility and for the Airspace equipment. Comparably, in the corresponding period of 2004, $7.2 million was invested in both divisions. Of the $4.5 million invested in the Packaging Division in 2004, $3.1 million was applied towards the acquisition of production equipment to increase capacity and $0.9 million for the expansion of the Airspace product line. $2.7 million was spent in the Pool Division, primarily on the re-location and establishment of the new pool manufacturing facility in Toronto. The Company is continuing to develop new products and subsequent to July 31, 2005, it agreed to enter into a venture to produce a new packaging product in late 2006. The Company's current level of expenditures is expected to decline slightly for the remainder of 2005.

(In '000s USD)

------------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION                                                                 As at               As at                As at
                                                                           July 31, 2005       July 31, 2004      October 31, 2004
                                                                        ------------------------------------------------------------
Amount drawn on operating credit facilities                                 $ 27,201             $27,842             $ 18,673
Remaining borrowing availability based on collateral values
                                                                               1,250               5,646                9,260
Net increase (decrease) in long term debt in the period                       (3,314)                    11             4,099

Net funded debt* (nine and twelve month periods)                              48,906              48,511               43,880
Shareholders equity                                                         $ 31,409             $35,065             $ 37,457
Net funded debt to shareholders equity                                           1.6                 1.4                  1.2
------------------------------------------------------------------------------------------------------------------------------------


* Net funded debt is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Net funded debt should not be considered as an alternative to Long-term debt. The Company's method for calculating Net funded debt may differ from other companies and may not be comparable to measures used by other companies. Net funded debt is comprised of bank indebtedness, current and long term portions of Long-term debt, and liability portion of the convertible note.

The Company raised $1.7 million fixed rate equipment financing in the first quarter of 2005 to finance the construction of a production line for its Toronto facility. Employees exercising stock option in the second quarter of 2005 contributed an additional $1.5 million in cash and $0.1 million in third quarter 2005. These cash in-flows were offset by repayments of long-term debt of $5.1 million during the first 9 months of 2005, including the repayment of the $2.0 million Industrial Revenue Bond in the second quarter.

Working capital (defined as current assets net of current liabilities, excluding the current portions of long-term debt, future income tax assets and liabilities) was $9.4 million at July 31, 2005, compared with $20.4 million at October 31, 2004. The erosion of $11.0 million in working capital during the year resulted primarily from financing negative cash flows from operations of $3.2 million, capital expenditures in excess of funding of $3.3 million, and net repayments of long-term debt of $3.3 million.

In the remainder of 2005 and in 2006, in addition to its working capital requirements, the Company will require funding to pay for capital expenditures and to service its debt obligations. A portion of this cash is provided by term debt that the Company borrows. At July 31, 2005, the Company had $20.8 million of term debt of which 27% is fixed rate debt. In January 2005 the Company assumed $1.7 million of fixed rate term debt and it repaid 5.0 million of term debt in the 9 months of 2005. By comparison, in the first 9 months of 2004, the Company raised $3.6 million in long-term debt and repaid $3.6 million.

The ratio of net funded debt to shareholders' equity increased from 1.4 at July 31, 2004 to 1.6 in July 31, 2005, as a result of operating losses which reduced the Company's equity base. The lower equity base was only partially offset by the issue of common shares as a result of the exercise of options and lower borrowings on the operating credit facility due to reductions in inventory and accounts receivables in the quarter, as discussed above.

Bank indebtedness consists of a revolving, working capital credit facility that provides the Company with a maximum of $60 million for working capital. This limit fluctuates seasonally and is determined periodically based on eligible accounts receivable and inventory. The limit at July 31, 2005 was $45 million and will decline to $35 million in the fourth quarter of 2005. In January 2005, the Company amended the bank operating credit agreement to include an additional $5 million working capital financing until July 31, 2005. Advances under this facility were repaid in full on maturity.

Combined borrowings under these bank facilities increased by $8.5 million to $27.2 million during the year as the Company used its operating line to fund its operations and repay term debt as outlined above. Availability under the operating line is reduced by outstanding letters of credit issued by the Company has issued support payment obligations such as finished goods imports from the Far East, bond maturities and rent. These letters of credit are not included under the Company's borrowings but do reduce the bank line availability. At July 31, 2005, the Company's line of borrowing availability was reduced by $4.0 million aggregate principal amount of letters of credit outstanding; $2.7 million of this amount was issued in support of Industrial Revenue Bonds issued by the Company ($5.6 million and $4.9 million at October 31, 2004 respectively, and $5.6 million and $4.9 million at July 31, 2004, respectively). These letters of credit, together with the current level of borrowing, resulted in a nearly full utilization of the credit line at July 31, 2005.

Under its existing lending agreements the Company is required to meet certain minimum financial covenants. The Company was in default of two of these covenants as at July 31, 2005 and on September 9, 2005 the Company's lenders agreed in principle to amend their banking agreements to suspend these covenants and replaced them with a covenant that requires the Company to meet a certain minimum earnings level, tested on a quarterly basis. One of these covenant tests will be suspended until July 31, 2006 and the second until October 31, 2006 after which these financial covenants will be reinstated. The lenders have also placed limits on the Company's capital expenditures, which will remain in effect throughout the term of the renewal.

In addition to amending their covenants the lenders agreed in principle to renew the banking agreement, which had an original expiry date of November 1, 2005 and to provide a $5 million temporary working capital line until February 28, 2006 that is in part secured by real estate on which the Company's Toronto packaging plant is located. Drawdown on this temporary working capital line is subject to the Company meeting certain conditions. The Company will pay a fee of $0.2 million for the covenant amendment, renewal of the lending agreement and additional working capital line. During the period that the covenants are suspended its interest rate may increase by up to 0.75% on its term loans and up to 0.75% on its operating lines, depending on the Company's level of profitability. In order to meet the lender's revised covenants the Company needs to realize an improvement in its profitability. At July 31, 2005 this improvement was not clearly established and it is therefore likely that in future periods the Company may not be able to meet the minimum earnings level in order for it to be in fully compliance of its revised covenants. In light of this uncertainty, the Company has chosen to continue to classify those term loans provided by its lending syndicate as current.

The Company's board of directors and management are evaluating several options to ensure that the Company is adequately funded and that an improved level of profitability is achieved. These options include the raising of capital and the sale of non - packaging businesses/assets. The Company expects to conclude on which option is appropriate prior to the end of its 2005 fiscal year.


Share Data

The following table sets forth the outstanding Share Data for the Company as at September 12, 2005:

     a) Authorized:

     (i) 598,802 Series A preference shares, non-voting, cumulative, bearing the dividend at an annual rate of $0.501 per share, redeemable and convertible into an equivalent number of common shares.

     (ii) $5 million unsecured convertible note, bearing interest of 6% per annum, maturing March 31, 2009. This note is convertible by the holder, at any time after March 31, 2004 (or upon commencement of a takeover bid), into 598,802 common shares at a price of $8.35 per share. The Company may prepay the note, at any time after March 31, 2006, in cash or by issuance of 598,802 Series A preference shares.

     (iii) Unlimited common shares


     (iv) 1,440,000 stock options

     b) Issued:

        6,794,450 Common Shares

        285,600 Stock options


Financial Instruments
The Company employs financial instruments and currency hedging techniques in managing the cash flow impact of its exposure to exchange rate fluctuations, primarily through the use of future contracts. The Company's general strategy is to hedge a portion of its net currency exposures, and only to the extent such exposures can be forecast with reasonable certainty. The Company does not undertake hedging activities for speculative purposes. The Company estimates that each $0.01 appreciation in the value of the Canadian dollar relative to the US dollar would decrease the Company's income before tax by approximately $0.2 million. As at July 31, 2005 the Company was committed under future contracts for the following:


     o Contracts for the sale of $0.3 million US dollars for a price of $1.245 Canadian dollars, maturing September 5, 2005.

As a result of the strengthening US dollar in the first half of 2005, the Company recorded losses of $10 thousand and $65 thousand respectively to reflect the lower market values of these contracts.

Critical accounting estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates. Significant accounting estimates and assumptions are discussed in detail in the 2004 annual MD&A.

In the Pool Division the Company utilizes a standard costing system. Standard costs are updated at the beginning of the year and compared to the actual costs of production at the end of each month. In determining whether to amortize variances that arise from this comparison to the cost of goods sold as a reflection of the production cycle, or to treat them as a period expense, Management makes certain assumptions about the annualized volume of production and compares these volumes to the capacity levels at the plant to determine if inefficiencies exist in the production process. Variances that arise as a result of excess capacity in the plant or production inefficiencies are expensed. Variances that arise as a result of the production cycle are capitalized to inventory and amortized to cost of sales as the inventory is sold. The Company has been using this practice in all of its reporting subsequent to the acquisition of the Atlantic/Jacuzzi business but had not described this estimate in its 2004 MD&A.

The Company is currently in the process of recalling a product, which has mostly been sold to the end users for installation in their swimming pools through the distribution chain. The lack of a comprehensive list of such end users requires Management to estimate the Company's ability to locate the end users of the product and to successfully complete the replacement. This success rate is estimated and could fluctuate if the swimming pool installers, who do not purchase directly from the Company, do not co-operate with management in providing the identity of their customers. The cost of this recall is estimated to be approximately $350 thousand and the liability is accrued in the Interim Financial Statements for the 3rd quarter of 2005. This recall was not known at the time of publishing the 2004 annual MD&A, and as such this estimate was not described in the 2004 MD&A.


Recently issued accounting pronouncements
No new accounting pronouncements were issued in the third quarter of 2005 that would materially impact the results of operations or financial position of the Company if implemented.

Risks and uncertainties
Polyair Inter Pack's business is subject to a number of broad risks and uncertainties, as well as some risks that are unique to the sectors it operates in. These risks and uncertainties are discussed in the Company's 2004 annual MD&A.

In addition to these risks and uncertainties the Company sells certain of its pool equipment product lines using a trademark under license. This license expires in September 2006 and the Company has been developing several alternatives including the licensing of other trademarks as a substitute. The failure to successfully establish these alternative licenses and Company brands could result in reduced pool equipment sales in years subsequent to 2006.

Outlook
In its Packaging Division, the Company is seeking to maintain its selling prices and volumes in the face of competitive pressures. It has been successful in attracting new business and volumes should grow in the coming months. With the recent escalation of oil and natural gas prices it anticipates that resin and freight costs will increase and will seek to increase its selling prices to offset these cost increases. The Packaging Division is investing in new proprietary product lines, which could help bolster sales and profits in the future.

In its Pool Division, management anticipates revenues in the last quarter of 2005 to be similar to those experienced in the last quarter of 2004. However, it is encouraged by the expanded customer base that ordered product in July and August and, on the basis that dealer inventories are at low levels, it expects a stronger season in North America next year. The Pool Division has several new products that it should be launching for the 2006 season and Management anticipates that these products will contribute to higher sales and overhead recovery.

Management continues to seek ways to lower the Company's operating costs and reduce its breakeven level of profitability. These measures are being offset by the continuing strength of the Canadian dollar, high freight costs and the volatility of plastic resin prices and supply as a result of damage to petrochemical facilities from Hurricane Katrina.

Consolidated Interim Financial Statements
Three and nine months ended July 31, 2005 and July 31, 2004

                    Consolidated Interim Financial Statements

                             POLYAIR INTER PACK INC.

           Three and nine months ended July 31, 2005 and July 31, 2004

                                    Unaudited

POLYAIR INTER PACK INC.
Consolidated Interim Balance Sheets
(In thousands of U.S. dollars)

Unaudited

---------------------------------------------------------------------------------------------------------------------------
                                                                               As at              As at              As at
                                                                              July 31,         October 31,          July 31,
                                                                                2005               2004               2004
---------------------------------------------------------------------------------------------------------------------------
Current Assets:
       Cash                                                                     $ 350            $ 2,286             $ 893
       Net accounts receivable                                                 28,162             25,063            32,491
       Due from joint venture                                                     875                711               872
       Inventory                                                               30,682             42,177            40,372
       Prepaid expenses and other                                               2,466              2,649             4,369
       Income taxes receivable                                                  2,478              2,204               176
       Future income tax                                                        1,527              1,576             1,490
---------------------------------------------------------------------------------------------------------------------------
                                                                               66,540             76,666            80,663

Property, plant and equipment, net                                             42,589             42,696            40,202

Future income tax                                                               3,105              1,280             1,365

Intangible and other assets, net                                                1,420              1,529             1,759
---------------------------------------------------------------------------------------------------------------------------
                                                                            $ 113,654          $ 122,171         $ 123,989
===========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Bank indebtedness                                                    $  27,201          $  18,673         $  27,842
       Accounts payable and accrued liabilities                                28,430             35,044            35,588
       Income taxes payable                                                        30                936               504
       Future income tax                                                            -                  -                58
       Current portion of long-term debt                                       17,159              5,893             5,804
---------------------------------------------------------------------------------------------------------------------------
                                                                               72,820             60,546            69,796

Long-term debt                                                                  3,618             18,232            13,733
Other long-term liabilities                                                         -                  -               637
Convertible note                                                                  928              1,082             1,132
Future income tax                                                               4,879              4,854             3,626

Shareholders' equity:
       Convertible note                                                         4,226              4,081             4,039
       Capital stock                                                           13,147             11,513            10,041
       Contributed surplus                                                        176                 83                 -
       Retained earnings                                                       11,233             18,648            19,826
       Cummulative translation account                                          2,627              3,132             1,159
---------------------------------------------------------------------------------------------------------------------------
                                                                               31,409             37,457            35,065
---------------------------------------------------------------------------------------------------------------------------
                                                                            $ 113,654          $ 122,171         $ 123,989
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Consolidated Statements of Income and Retained Earnings
(In thousands of U.S. dollars, except per share amounts)
Three and nine months ended July 31, 2005 and July 31, 2004

Unaudited

------------------------------------------------------------------------------------------------------------------------------
                                                                3 MONTHS ENDED                           9 MONTHS ENDED
                                                            July 31,          July 31,               July 31,         July 31,
                                                               2005              2004                   2005             2004
------------------------------------------------------------------------------------------------------------------------------
Sales                                                      $ 51,531          $ 56,773              $ 151,614        $ 148,302
Cost of sales                                                47,296            46,489                135,338          121,518
------------------------------------------------------------------------------------------------------------------------------

Gross profit                                                  4,235            10,284                 16,276           26,784
Selling, general and administrative expenses                  8,189             8,106                 25,048           23,207
Net interest expense and other                                  812               927                  2,956            1,775
------------------------------------------------------------------------------------------------------------------------------
(Loss)/Income before income taxes                            (4,766)            1,251                (11,728)           1,802

Income taxes (recovery):
      Current                                                   212               579                 (1,795)             721
      Future                                                 (2,085)                -                 (2,627)               -
------------------------------------------------------------------------------------------------------------------------------
                                                             (1,873)              579                 (4,422)             721
------------------------------------------------------------------------------------------------------------------------------
Net (loss) / Income for the period                           (2,893)              672                 (7,306)           1,081

Retained earnings, beginning of period                     $ 14,186          $ 19,181               $ 18,648         $ 18,869

Convertible note charge                                         (60)              (27)                  (109)            (124)

------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                           $ 11,233          $ 19,826               $ 11,233         $ 19,826
------------------------------------------------------------------------------------------------------------------------------
Net (loss)/Income per share
            Basic                                          $  (0.44)         $   0.10               $  (1.12)        $   0.16
            Diluted                                        $  (0.44)         $   0.09               $  (1.12)        $   0.14

------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding
            Basic                                         6,770,638         6,146,774              6,607,617        6,140,427
            Diluted                                       6,770,638         7,178,692              6,607,617        6,973,636
------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements

POLYAIR INTER PACK INC.
Consolidated Interim Statements of Cash Flows
(In thousands of U.S. dollars)
Three and nine months ended July 31, 2005 and July 31, 2004

Unaudited

---------------------------------------------------------------------------------------------------------------------------------
                                                                    3 MONTHS ENDED                          9 MONTHS ENDED
                                                                July 31,            July 31,           July 31,           July 31,
                                                                  2005                2004               2005               2004
---------------------------------------------------------------------------------------------------------------------------------
Operating activities
   Net (loss)/income                                          $ (2,893)              $ 672           $ (7,306)           $ 1,081
   Items which do not involve cash:
       Depreciation and amortization                             1,662               1,618              5,675              4,803
       Stock based compensation                                     69                   -                 86                  -
       Future income taxes and other                            (1,698)                  -             (2,240)               (39)
   ------------------------------------------------------------------------------------------------------------------------------
                                                                (2,860)              2,290             (3,785)             5,845
   Change in non-cash operating working capital:
       Accounts receivable                                      20,174              18,402             (3,139)            (8,550)
       Inventory                                                14,284                (839)            11,307            (10,488)
       Prepaid expenses and other                                  867                 256                174             (2,205)
       Accounts payable and accrued liabilities                 (4,179)             (3,169)            (6,620)             9,807
       Income taxes payable/receivable                           1,156                (346)            (1,183)            (1,505)
   ------------------------------------------------------------------------------------------------------------------------------
                                                                29,442              16,594             (3,246)            (7,096)
Investing activities
   Purchase and deposits on building and equipment              (1,051)             (2,723)            (5,053)            (7,164)
   Proceeds from sale of equipment                                   -                   -                 49                  -
   Due to (from) joint ventures                                   (165)                 34               (162)               (53)
   Other                                                            29                  (5)              (101)              (122)
   ------------------------------------------------------------------------------------------------------------------------------
                                                                (1,187)             (2,694)            (5,267)            (7,339)
Financing activities
   Increase in long-term debt                                        -                 882              1,741              3,614
   Repayment of long-term debt                                  (1,058)               (971)            (5,055)            (3,603)
   (decrease) Increase in bank indebtedness                    (27,137)            (13,668)             8,618             14,742
   Stock options exercised                                          88                  27              1,631                104
   ------------------------------------------------------------------------------------------------------------------------------
                                                               (28,107)            (13,730)             6,935             14,857

Effect of currency translation on cash balances                   (388)                280               (358)              (417)
---------------------------------------------------------------------------------------------------------------------------------

(Decrease) / increase in cash                                     (240)                450             (1,936)                 5
Cash, beginning of period                                          590                 443              2,286                888

---------------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                             $  350               $ 893            $   350            $   893
---------------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
   Interest paid                                                $  931               $ 765            $ 2,576            $ 1,956
   Net income taxes (recovered) / paid                          $ (996)              $ 347            $  (705)           $ 1,691

The accompanying notes are an integral part of these consolidated financial statements.

POLYAIR INTER PACK INC.
Notes to COnsolidated Interim Financial Statements (in thousands of U.S. dollars, except where noted) Three and nine months ended July 31, 2005 and July 31, 2004

1.      Basis of presentation:

       At the end of the third quarter the Company was in violation of certain financial covenants in its agreement with its principal lenders. On September 9th, 2005 the Company's lenders agreed in principle to amend their banking agreements so that these covenants have been suspended and replaced by a covenant that requires the Company to meet a certain minimum earnings level, tested on a quarterly basis. The lenders have also agreed in principle to renew the banking agreement, which had an original expiry date of November 1, 2005 and to provide a $5 million temporary working capital line until February 28, 2006. This working capital facility is subject to the maximum credit limits specified in the original banking agreement and to certain terms and conditions that the Company will need to meet in order to drawdown. There is no certainty that the Company will be able to meet these conditions and therefore that these funds will be available. The Company's ability to meet its amended covenants is dependent on an improvement in its profitability. At July 31, 2005 this improvement was not clearly established and it is therefore likely that in future periods the Company may not be able to meet the minimum earnings level in order for it to be in full compliance of its revised covenants. The Company has determined that until a return to this required level of profitability has been established it is appropriate to continue to classify the term loans provided by these lenders as current.

       In addition, the Company is evaluating several financing alternatives to allow the Company to be adequately funded to achieve its business objectives. No agreements or commitments are in effect and there can be no assurance that such agreements can be reached.

       These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to meet its financial covenant tests and generate positive cash flows from operations. The achievement of these assumptions is dependent upon the continued support of the Company's lenders, increased profitability of the Company's pool and packaging segments, which are sensitive to the volume and price of pool and packaging products sold, freight costs, the cost of steel (a significant component in the pool business) and resin (a significant component in the packaging business). These factors are, in turn, very sensitive to the weather patterns expected in North America, and world steel and resin prices. If these assumptions are not met, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for these consolidated financial statements, adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.


2.     Significant accounting policies:

       These Consolidated Interim Financial Statements do not contain all disclosures required by Canadian general accepted accounting principles "GAAP" and therefore, should be read in
2. Significant accounting policies (continued):

       conjunction with the Company's Consolidated Financial Statements for the year ended October 31, 2004. These financial statements have been prepared in accordance with Canadian GAAP using the same accounting policies as were applied in the Consolidated Financial Statements for the year ended October 31, 2004.


3.     Seasonality of Operations:

       Due to the seasonal nature of the pool products business, the earnings for the three and nine months ended July 31, 2005 and July 31, 2004 are not indicative of the earnings for other quarters. Sales in the Pool Division are substantially higher in the second and third quarters, primarily due to buying patterns for the summer.

4.     Segmented information:

       The Company manufactures and markets packaging and pool products. The Company operates principally in the United States, Canada and Europe.

       By geographic region:

      ----------------------------------------------------------------------------------------------------------------
                                                        3 MONTHS ENDED               9 MONTHS ENDED
                                                     July 31,         July 31,            July 31,           July 31,
                                                         2005             2004                2005               2004
      ----------------------------------------------------------------------------------------------------------------
      Sales:
             United States                           $ 38,145          $41,729           $ 108,135           $106,661
             Canada                                    10,027           10,165              31,371             29,315
             Europe                                     3,359            4,879              12,108             12,326

      ----------------------------------------------------------------------------------------------------------------
                                                     $ 51,531          $56,773           $ 151,614           $148,302
      ================================================================================================================

       ---------------------------------------------------------------------------------------------------------------
                                                                                                  AS AT
                                                                                         July 31,         July 31,
                                                                                           2005             2004
      ----------------------------------------------------------------------------------------------------------------
      Property, equipment and goodwill
             United States                                                                $21,606          $24,426
             Canada                                                                        21,886           16,635

      ----------------------------------------------------------------------------------------------------------------
                                                                                          $43,492          $41,061
      ================================================================================================================

       By operating segment:
                                                                 3 MONTHS ENDED               9 MONTHS ENDED
                                                       July 31,         July 31,            July 31,            July 31,
                                                           2005             2004                2005                2004
      -------------------------------------------------------------------------------------------------------------------
      Sales:
             Packaging products                         $27,809          $27,002            $ 85,360            $ 75,645
             Pool products                               23,722           29,771              66,254              72,657
      -------------------------------------------------------------------------------------------------------------------
                                                        $51,531          $56,773           $ 151,614           $ 148,302
      ===================================================================================================================
      Depreciation and amortization:
             Packaging products                         $ 1,185          $ 1,376             $ 4,872             $ 4,171
             Pool products                                  477              242                 803                 632

      -------------------------------------------------------------------------------------------------------------------
                                                        $ 1,662          $ 1,618             $ 5,675             $ 4,803
      ===================================================================================================================

      -------------------------------------------------------------------------------------------------------------------

      Net (loss)/Income before net interest expense
         and other, and income taxes
              Packaging products                          $ 270          $ 2,931             $ 2,442             $ 8,031
              Pool products                              (2,855)           1,078              (6,376)              1,059
              Corporate expenses                         (1,369)          (1,831)             (4,838)             (5,513)

      -------------------------------------------------------------------------------------------------------------------
                                                        $(3,954)         $ 2,178             $(8,772)            $ 3,577
      ===================================================================================================================

      Capital expenditures:
              Packaging products                          $ 832          $ 1,642             $ 4,314             $ 4,473
              Pool products                                 219            1,081                 739               2,691

      -------------------------------------------------------------------------------------------------------------------
                                                        $ 1,051          $ 2,723             $ 5,053             $ 7,164
      ===================================================================================================================

                                                                                               AS AT
                                                                                          July 31,          July 31,
                                                                                              2005              2004
---------------------------------------------------------------------------------------------------------------------
Total assets:
        Packaging products                                                                $ 71,523          $ 64,991
        Pool products                                                                       42,131            58,998

---------------------------------------------------------------------------------------------------------------------
                                                                                          $113,654         $ 123,989
---------------------------------------------------------------------------------------------------------------------





5.      Related party transactions:

       During the quarter the Company paid $42 under a consulting agreement that expires on July 1, 2009 to a company of which a director and officer is related to a director and significant shareholder of Polyair Inter Pack Inc.

       As previously discussed in the Company's 2004 annual report the Company is party to a Put/Call agreement on a property that has industrial contamination with a company controlled by a director and significant shareholder. Conveyance of this property under this agreement is subject to the Company's lenders consent. As at July 31, 2005 the Company's lenders had not provided consent and management believes that this consent will not be forthcoming in fiscal 2005.

6.      Long-term debt:

---------------------------------------------------------------------------------------------------------------------
                                                                                               As at         As at
                                                                                              July 31,     October 30,
                                                                                              2005            2004
---------------------------------------------------------------------------------------------------------------------
Canadian dollar equipment loans repayable by monthly blended principal and interest payments, bearing interest at rates ranging from 6.95% to 7.65%, maturing at various dates ranging from
August 2007 to February 2010.                                                                $ 5,000        $ 4,031

Canadian dollar bank loan repayable by monthly principal payments, bearing interest at Canadian bank prime plus 1%, maturing on
October 2011.                                                                                  1,881          2,122

US dollar equipment loans repayable by monthly blended principal payments, bearing interest at LIBOR plus 3.15%. Maturing at various dates ranging from
February 2009 to July 2009.                                                                    1,906          2,558

US dollar bank loans repayble by monthly principal payments, bearing interest at
U.S. prime plus 0.5%, or LIBOR plus 3% at the option of the Company,
maturing at various dates ranging from October 2011 to May 2014.                               8,905          9,801

US dollar municipal equipment loans repayable by monthly blended principal and interest payments, bearing interest at fixed rate 3%, maturing at various
dates ranging from November 2005 to May 2007.                                                    625          1,055

US dollar Industrial Revenue Bonds repayable in fixed annual payments,
bearing interest at 6.5% per annum, maturing April 1, 2005.                                        -          2,000

US dollar Industrial Revenue Bonds, repayable by quarterly sinking fund installments, bearing interest at a floating rate, based on the rates prevalent for the highest rated short-term, U.S. federal tax-exempt obligations,
maturing June 1, 2016.                                                                         2,460          2,558
                                                                                       -----------------------------

                                                                                              20,777         24,125
Less: Current portion                                                                         17,159          5,893
                                                                                       -----------------------------
                                                                                             $ 3,618       $ 18,232


       Under its existing lending agreements the Company is required to meet certain minimum financial covenants. The company was in default of two of these covenants as at July 31, 2005 and on September 9, 2005 the Company's lenders agreed in principle to amend their banking agreements to suspend these covenants and replaced them with a covenant that requires the Company to meet a certain minimum earnings level, tested on a quarterly basis. One of these covenant tests will be suspended until July 31, 2006 and the second until October 31, 2006 after which these financial covenants will be reinstated. The Company is required to maintain a certain level of tangible net worth during these periods. The lenders have also placed limits on the company's capital expenditures, which will remain in effect throughout the term of the renewal.

6.      Long Term Debt (continued):

       In addition to amending their covenants, the lenders agreed in principle to renew the banking agreement, which had an original expiry date of November 1, 2005 and to provide a $5 million temporary working capital line until February 28, 2006 that is in part secured by real estate on which the Company's Toronto packaging plant is located. Drawdown on this temporary working capital line is subject to the Company meeting certain conditions. The Company will pay a fee of $0.2 million for the covenant amendment, renewal of the lending agreement and additional working capital line. During the period that the covenants are suspended its interest rate may increase by up to 0.75% on its term loans and up to 0.75% on its operating lines, depending on the Company's level of profitability. In order to meet the lender's revised covenants the Company needs to realize an improvement in its profitability. At July 31, 2005 this improvement was not clearly established and it is therefore likely that in future periods the Company may not be able to meet the minimum required earnings level in order for it to be in full compliance of its revised covenants.

7.        Commitments and Contingencies

        Subsequent to July 31, 2005, the Company entered into a joint venture agreement, which requires the Company to invest up to $0.6 million for capital equipment.



        The Company is party to a litigation, which, if it loses, could result in a material impact on its financial statements. As of the date of release of these Interim Financial Statements, the magnitude of these losses cannot be estimated.

8.        Comparative figures:

        The 2004 Consolidated Interim Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2005 Consolidated Interim Financial Statements.

                                 Form 52-901FT2

                        Certification of Interim Filings
                             POLYAIR INTER PACK INC.

I, Henry Schnurbach, President and Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of POLYAIR INTER PACK INC. for the interim period ended July 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



DATED: September 14, 2005.

"Henry Schnurbach"

Henry Schnurbach
President
Polyair Inter Pack Inc.

                                 Form 52-109FT2

                        Certification of Interim Filings
                             POLYAIR INTER PACK INC.

I, Victor D'Souza, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of POLYAIR INTER PACK INC. for the interim period ended July 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.



DATED: September 14, 2005.

"Victor D'Souza"

Victor D'Souza
Chief Financial Officer
Polyair Inter Pack Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: September 14, 2005                By:/s/VICTOR D'SOUZA
                                        Victor D'Souza, Chief Financial Officer